September 23, 2011

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549-0305

Attention: Loan Lauren P. Nguyen

Re:	Quantum Fuel Systems Technologies Worldwide, Inc.

Registration Statement on Form S-3

Filed September 9, 2011

File No. 333-176772

Dear Ms. Nguyen:

We are responding to the Staff’s comment letter dated September 22, 2011 regarding the above-referenced filing. To facilitate the Staff’s review of our responses, each of the Staff’s comments are set forth in italicized type immediately followed by the Company’s response. In response to the Staff’s comment letter, we are contemporaneously filing with the Commission an amended Registration Statement on Form S-3/A to re-file Exhibit 5.1 (legality opinion).

Exhibit 5.1

1.	Staff Comment: The legality opinion should speak as of the date of effectiveness. Accordingly, please remove “as of the date hereof” and “and has” from assumption (i) in the first sentence of the fourth paragraph of the opinion. Similarly, please remove the language “as of the date hereof” and “after the date hereof or as to facts relating to prior events that are subsequently brought to my attention” from the second to last paragraph on page 2.

Company Response: The referenced revisions have been made in the legality opinion.

2.	Staff Comment: Investors are entitled to rely upon the legality opinion. Please revise the last paragraph on page 2 accordingly.

Company Response: The referenced revisions have been made in the legality opinion.

We trust that you will find this letter responsive to the Staff’s comments. If you have any further questions or comments, please contact the undersigned at (249) 619-9277.

U.S. Securities and Exchange Commission

Loan Lauren P. Nguyen

September 23, 2011

Very truly yours,

QUANTUM FUEL SYSTEMS

TECHNOLOGIES WORLDWIDE, INC.

/s/ Kenneth R. Lombardo

Kenneth R. Lombardo

Vice President and General Counsel

cc:	Alan P. Niedzwiecki (w/encl.)
William B. Olson (w/encl.)